Raymond James 29
th
Annual
Institutional Investors Conference
March 4, 2008
Orlando, FL
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

Cautionary Statements
Some statements in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition. For additional information, please see our 2007 Form 10-K under “Risk Factors,” as updated by any subsequent Form 10-Qs, which are on file at the Securities and Exchange Commission.
In addition, this presentation contains certain financial measures, such as EBIT and EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to amounts reported in CONSOL Energy’s consolidated financial statements are provided in its quarterly earnings releases.
IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation, CONSOL Energy expects has filed a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the
Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF CNX GAS
CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS AND THE
OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND CONSOL Energy. Investors
and security holders may obtain a free copy of the exchange offer prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the commission at the commission's web site, www.sec.gov. Copies of the exchange offer prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy. Requests to CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy Inc., 1800
Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.

CONSOL Energy’s Assets
Coal Reserves
– Large, contiguous blocks owned-in fee
– Heat content
– Location
Transportation
– River transportation subsidiary
– Dual rail access at several mines
– Coal export terminal
Gas Company

U.S. data from EIA, Annual Energy Outlook 2008 Early Release, years 2006 and 2030; world data from IEA, World Energy Outlook 2007, years 2005 and 2030
Energy Demand Today
453 QBtu / Year
81% Fossil Energy
703 QBtu / Year
82% Fossil Energy
Energy Demand 2030
124 QBtu/Year
84% Fossil Energy
101 QBtu/Year
85% Fossil Energy
+24%
+55%
Global Long-Term Demand for Energy
Source: DOE NETL
United States
World

Domestic Electricity Generation Forecast
AEO’08 (early release)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030
55.4%
55.4%
Petroleum
Petroleum
Coal
Coal
Natural gas
Natural gas
Renewables
Renewables
Nuclear
Nuclear
14.0%
14.0%
17.5%
17.5%
11.6%
11.6%
1.2%
1.2%
48.6%
48.6%
Source: DOE NETL

Largest Coal Reserve Holder East of MS. River
Northern Appalachia
• Reserves ~ 2.7 billion tons
• Production: 52.9 million tons
Central Appalachia
• Reserves ~ 800 million tons
• Production: 10.7 million tons
Illinois Basin
• Reserves ~ 700 million tons
PRB
• Reserves ~ 300 million tons
* 2007 production includes 1.0 million tons from Emery, UT. Reserves include 31 mmt assigned to UT and 129 mmt assigned to Western Canada.
Profile of CONSOL Coal*
• Reserves ~ 4.5 BNt
• 2007 Production:  64.6 Mt
• Avg. Reserve Life:  25+ years
• Operating Mine Complexes: 15

Coal Reserves Owned-in-fee ~ 77 QBtu
Advantages of ownership:
•
Leverage to higher pricing
•
Ability to forecast and control future costs – no LBA payments
Coal Reserves Approx. Approx.
Company (billions of tons) % Owned QBtu Owned
CONSOL Energy 4.5 70% 76.9
Peabody (excl. Patriot) 8.8 42% 70.2
Patriot Coal 1.2 55% 16.5
Foundation Coal 1.6 45% 15.1
Massey Energy 2.3 18% 10.4
Arch Coal 2.9 13% 9.0
Alpha Natural Resources 0.5 5% 0.6
Source: Company filings with the Securities and Exchange Commission.
QBtu calculated using an estimated Btu average that is dependent on coal basin ownership mix.

Heating Value ~ 99% of Production is High-Btu
8,400
13,000
12,500
8,800
11,500
0 5,000 10,000 15,000
PRB
PRB
ILB
CAPP
NAPP
Btu’s per pound of coal
Approx. 80% of CONSOL’s coal production
Approx. 19% of CONSOL’s coal production
* Remaining 1% of production includes approximately 1.0 million tons from Emery, UT.

Close Proximity to Scrubbed Customers
By 2012, ~ 142 gigawatts
scrubbed East of MS. River
60 generating units
within 50 miles of CONSOL’s
Pitt8 coal reserves
CONSOL’s Assets in Appalachia
• Producing Complexes: 14
• Reserves: 3.5 billion tons

Scrubber Builds Are Being Completed
Since 2006, CONSOL has signed 6 multi-year, multi-million ton agreements with domestic customers that in aggregate ~ 250 million tons of high-Btu coal
62%
28%
10%
Thru 12/31/08 2009-2010 2011+
Percentage of Gigawatts Scrubbed by Year

NAPP Pricing Has Converged with CAPP
Source: EIA
Why the convergence?
1. Sulfur disadvantage
no longer exists
2. Stockpiles low in NAPP
3. Metallurgical customers
shopping for NAPP steam
coal for substitution

Up Cycle Just Beginning for Steam Coal?
API #2 to ARA
$-
$20
$40
$60
$80
$100
$120
$140
Last up cycle for coal ~ 2 years
Current price ~ $134
for 2009 delivery
API #2 to ARA ($/metric tonne) 110 $       130 $       150 $
Implied pricing of 3.4# NAPP ($/short ton) 57 $         72 $         87 $
*assumes vessel rate to ARA of $35

100% Ownership of Coal Export Terminal
Largest exporter of coal in the U.S.
Served by two rail lines
–
Norfolk Southern
–
CSX Transport
Capacity
–
Practical: 12 million tons
Export Terminal at the Port of Baltimore Export Terminal at the Port of Baltimore
Ground storage
–
1.2 million tons
Coal exports
–
For 2007, approx. 6.9 mm tons
–
For 2008, up another ~25%
Countries served
–
Denmark, England, France, Germany, Ireland, Portugal

14 Forecast: Coal Exports Up 20 million tons in 2 years Coal Exports 69.6 57.6 49.6 0 20,000 40,000 60,000 80,000 100,000 120,000 Sources: EIA, PIRA. Estimates include steam and metallurgical coal.

Unpriced Volumes…Ability to Capitalize on Up Cycle
33.4
4.5
53.1
5.1
62.8
5.2
0
20
40
60
2009 2010 2011
Unpriced Steam Coal Unpriced Low-Vol Met Coal
2009 2010 2011
Production Guidance 70 – 74 76.6 – 80.6 76.7 – 80.7
(mm of Tons)

Appalachian Brownfield Opportunities
Potential to grow Appalachian production through brownfield
expansion by ~ 25 million tons over next 10 years
Longwall Face Extensions Birch Shoemaker Additional Longwalls

Margin Focused and Production Disciplined
$2.45
$6.91
$10
$15
$20
$25
$30
$35
$40
2001 2002 2003 2004 2005 2006 2007

Avg. Production Cost Coal Margin Coal Production
$35.61
$24.66
$26.76
$27.61
$30.06
$38.99 Avg. Realized Pricing
$40. 66
As of December 31, 2007

18 River Transportation Subsidiary Assets on the inland waterways of Northern Appalachia 750 Barges 25 Tow Boats 5 Harbor Boats 24+ Million tons per year capability Alicia Dock

Transportation Flexibility at Mines
(Millions of tons)
2006
Northern Appalachia Production CSX NS Barge Rail-to-Barge
Enlow Fork 10.7 X X X
McElroy 10.5 X
Bailey 10.2 X X X
Loveridge 6.4 X X X
Robinson Run 5.7 X X
Blacksville 5.0 X X X
Mine 84 3.5 X X
Shoemaker 1.0 X X
Central Appalachia
Buchanan (metallurgical) 5.0 X X
Amvest (~10% metallurgical) 4.9 X X X
Jones Fork 3.1 X X
Mill Creek 2.1 X X
Southern WV Resources 1.2 X X
Miller Creek 0.9 X X
Amonate (metallurgical) 0.5 X X
Western U.S.
Emery 1.1
Railroads
Truck-to-Rail
Coal Delivery Options

Unique Investment Proposition Coal Reserves – Large, contiguous blocks owned-in fee – Location Transportation – River transportation subsidiary – Coal export terminal Gas Company

Raymond James 29 th Annual Institutional Investors Conference March 4, 2008 Orlando, FL